UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PLAYA HOTELS & RESORTS N.V

(Name of Subject Company)

PLAYA HOTELS & RESORTS N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value €0.10 Per Share

(Title of Class of Securities)

N70544104

(CUSIP Number of Class of Securities)

Tracy M.J. Colden, Executive Vice President and General Counsel

Keizersgracht 555

1017 DR Amsterdam, the Netherlands

+ 31 20 240 9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael E. McTiernan

Katherine Keeley

Weston Gaines

Hogan Lovells US LLP

555 13th Street

Washington, District of Columbia 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 14D-9 of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2025 (together, with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Hyatt”), to purchase all of the issued and outstanding Shares at a purchase price of $13.50 per Share payable in cash (the “Offer Consideration”), less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Following the announcement of Playa’s entry into the Merger Agreement, between February 25, 2025 and April 9, 2025, Playa received a total of eleven demand letters (one of which included a proposed complaint) from counsel representing purported stockholders of Playa (collectively, the “Demand Letters”). The Demand Letters generally allege that Playa and its directors violated federal securities laws by failing to disclose allegedly material information in the Schedule 14D-9.

While Playa believes that the Demand Letters lack merit and that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, in order to moot plaintiffs’ unmeritorious disclosure claims, avoid nuisance and possible expense and provide additional information to our stockholders, Playa has determined to voluntarily supplement the Schedule 14D-9 as described by this Amendment. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Playa specifically denies all allegations that any additional disclosure to the Schedule 14D-9 was or is required.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

New text within restated language from the Schedule 14D-9 below is indicated by bold, underlined text and removed language within restated language from the Schedule 14D-9 is indicated by ~~strikethrough text~~.

ITEM 4.	SOLICITATION OR RECOMMENDATION

The subsection entitled “Background of the Purchase Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third full paragraph on page 21 in its entirety with the following:

“From October 23 through October 25, 2024, representatives of PJT Partners conducted outreach efforts to specified hospitality industry participants and specified non-industry capital sources (other than Hyatt and Party A) as agreed to and directed by Playa management, the Transaction

Committee and representatives of PJT Partners. Six of those parties executed confidentiality and non-disclosure agreements, as did two other parties that were added at the request of one of the counterparties to a confidentiality and non-disclosure agreement (such parties referred to below as Parties B-I). None of the executed confidentiality and non-disclosure agreements included an exclusivity provision that prohibited Playa from discussing or negotiating a potential transaction with other potential counterparties or a don’t ask/don’t waive provision. The counterparties received access to the same virtual data room containing preliminary due diligence information that Hyatt had access to, and four of the counterparties participated in management calls with Playa leadership. Aside from Hyatt, two of the counterparties shared, collectively, approximately 110 diligence requests, and members of Playa management, with assistance from representatives of PJT Partners, responded to all such requests that were deemed appropriate at the time. One of the seven original parties contacted advised that it was not in a position to participate in the process.”

The subsection entitled “Background of the Purchase Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second full paragraph on page 28 in its entirety with the following:

“On February 5, 2025, Mr. Wardinski and Mr. Hoplamazian negotiated via telephone the remaining open material business terms of the Purchase Agreement, including agreeing that the amount of the termination fee would be 3.25% of Playa’s equity value, that it would be payable in the event of, among other things, a willful breach of the non-solicitation covenant by Playa, that Playa’s obligation to pay a portion of Hyatt’s expenses in certain circumstances (including in the event the minimum tender offer threshold was not satisfied or if certain resolutions were not passed at Playa’s shareholders meeting), would be capped at $8 million, and that unvested Playa equity awards at the closing of the transaction would be assumed by Hyatt and exchanged for corresponding Hyatt equity awards for Playa employees who would continue as Hyatt employees, and converted into cash for certain non-continuing employees. Mr. Wardinski and Mr. Hoplamazian did not, nor did any of their respective representatives or other employees of Hyatt or Playa, discuss during this meeting or at any time prior to the signing of the Purchase Agreement the individual terms of any post-closing employment relationship of any Playa employees.”

The subsection entitled “Opinion of PJT Partners – Discounted Equity Value Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph on page 42 in its entirety with the following:

“PJT Partners calculated the DEV per share of the Shares as of December 31, 2024, on a standalone basis, based on Playa’s implied future share price as of 2025 year end, which was calculated by applying a range of multiples of 8.0x to 9.0x to estimated 2026 adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) as provided by Playa’s management, subtracting Playa’s estimated net debt of approximately $854 million as provided by Playa’s management to calculate the implied total equity value of Playa as of 2025 year end, and then dividing by the assumed fully diluted number of the Shares as of December 31, 2025~~, as~~ of approximately 128.4 million Shares, which number of Shares was provided by, and used by PJT Partners at the direction of, Playa’s management, and directed for PJT Partners’ use in connection with its financial analyses and opinion by Playa’s management. PJT Partners discounted each such future share price to its present value using a cost of equity discount rate of 14.50%, which was selected based on PJT Partners’ estimate of the expected annual rate of return of an equity investor in Playa. This analysis resulted in range of equity values per Share on a standalone basis of $10.25 to $12.25. PJT Partners then compared this range of implied price per share of the Shares to (1) the Offer Consideration and (2) the unaffected closing share price of the Shares on December 20, 2024 of $9.61.”

The subsection entitled “Opinion of PJT Partners – Discounted Cash Flow Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second and third paragraph on page 42 in its entirety with the following:

“To calculate the estimated enterprise value of Playa using the DCF method, PJT Partners added (a) Playa’s projected after-tax unlevered free cash flows for fiscal year 2025E through fiscal year end 2029E based on the Projections to (b) ranges of the “terminal value” of Playa as of December 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of Playa at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 8.0x to 9.0x to Playa’s 2030E adjusted EBITDA from the Projections. The range of after-tax discount rates of 10.00% to 11.00% was selected based on PJT Partners’ analysis of the weighted average cost of capital of Playa, which discount rates were selected based on PJT Partners’ professional judgment and expertise.

PJT Partners then calculated a range of implied equity values per Share by (i) subtracting Playa’s estimated net debt as of December 31, 2024 of approximately $888 million from, and (ii) adding a range of the sum of the present value of Playa’s net operating loss tax benefit of approximately $24 million to $25 million to, the estimated enterprise value derived using the DCF method using estimates of the annual tax savings estimated by management of Playa for the period 2025 through 2045 and applying the same range of discount rates described above. PJT Partners then divided the implied aggregate equity values by the assumed fully diluted number of the Shares as of December 31, 2025 ~~(as~~of approximately 128.4 million Shares (which number of Shares was provided by, and used by PJT Partners at the direction of, Playa’s management, and directed for PJT Partners’ use in connection with its financial analyses and opinion by Playa’s management)~~,~~ to calculate an illustrative range of implied value per Share of approximately $11.75 to $14.00, which PJT Partners compared to (1) the Offer Consideration and (2) the unaffected closing share price of the Shares on December 20, 2024 of $9.61.”

The subsection entitled “Opinion of PJT Partners – Other Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the eighth paragraph on page 44 in its entirety with the following:

“PJT Partners is acting as financial advisor to Playa in connection with the transactions contemplated by the Purchase Agreement. As compensation for its services in connection with the transactions contemplated by the Purchase Agreement, PJT Partners is entitled to receive from Playa an aggregate fee of approximately $26.2 million, $2.0 million of which became payable upon the delivery of PJT Partners’ opinion to the Playa Board (and was not conditioned upon the conclusion therein) and the remainder of which is contingent and payable upon the consummation of the transactions contemplated by the Purchase Agreement. Additionally, at the sole and absolute discretion of Playa, a discretionary fee of up to approximately $6.6 million may be payable to PJT Partners upon the consummation of the transactions contemplated by the Purchase Agreement. Playa has agreed to reimburse PJT Partners for out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playa Hotels & Resorts N.V.

By:	/s/ Tracy M.J. Colden
Name: Tracy M.J. Colden
Title: Executive Vice President and General Counsel

Date: April 10, 2025